Exhibit 99.1

Tradora advances Besra US$2.25 million as progress is made towards resuming production in Vietnam

Toronto, Canada: 22 August 2014 - Besra (TSX: BEZ) (ASX: BEZ) (Frankfurt: OP6) announces that Tradora Limited (an affiliate of Victory Corporation Group, as mentioned in the Besra media release of 15 July 2014), pending regulatory approval of its previously announced financing, has agreed to advance Besra US$2.25 million by way of an interest-free unsecured convertible redeemable note expected to be issued on or before 29 August 2014.

Besra CEO John Seton said, “Issuing of this convertible note serves as a strong show of good faith to shareholders by Tradora Limited that it is committed to completing the recently signed $14.25 million subscription agreement.

“We are also making progress towards resuming production in Vietnam which is expected to occur upon confirmation from all necessary levels of government that no further coercive tax measures will be applied. We’ve been able to work at very senior levels with the Ministry of Finance in Vietnam on a wide range of tax issues and concerns. I thank them for their sensible and proactive approach to ensuring the continued operation of our mines and clearing the way for a long-term viable resolution for all parties. The provincial government is anticipating a response from the Prime Minister’s office which should clear the way for a resumption in operations.”

The notes are convertible at any time prior to the maturity date of 28 November 2014 at a price of $0.057 per common share, being the same price per share as the previously announced financing, subject to any necessary regulatory approvals including that of the Toronto Stock Exchange.

The principal amount of the note outstanding upon the closing of the US$14.25 million subscription for shares by Tradora Limited or its assignee pursuant to a subscription agreement between Besra and Tradora dated 11 July 2014, shall automatically be converted into common shares of the Company at a value of $0.057 per common share. Closing of such financing will take place upon receipt of regulatory approval. Closing is expected to occur on or about 15 September 2014. There is no assurance that the US$14.25 million financing will be concluded upon the terms disclosed in previous press releases of the Company or at all.

In connection with the investment, the Company will be paying to OrbitPlan International Ltd (OrbitPlan) a cash finder’s fee equal to US$45,000 (being 2% of the gross subscription proceeds). The proceeds of the convertible note will be used for general corporate and working capital purposes.  Payments to cure amounts owing on outstanding notes will be made from the proceeds of the full closing of the share subscription.

… ends …

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra – www.besra.com

Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from the Bau gold project during 2016.

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements made and information contained herein is “ Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

For Further Information

James W Hamilton Investor Relations T: +1 (416) 572 2525 TF: 1 888 902 5522 (North America) E: ir@besra.com	Steve Wilson Corporate Communications T: +64 9 9121765 M: +64 21675660 TF: 800 308 602 (Australia) E: steve.wilson@besra.com